Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – JANUARY 3, 2011

BAYTEX ANNOUNCES COMPLETION OF CORPORATE CONVERSION

CALGARY, ALBERTA (January 3, 2011) - Baytex Energy Corp. (“Baytex”) announced today that it has completed the previously announced plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") pursuant to which Baytex Energy Trust (the "Trust") converted from an income trust to a corporation.  Under the Arrangement, the trust units of the Trust have been exchanged for common shares of Baytex on a one-for-one basis.

Unitholders who hold their trust units through a broker, investment dealer, bank, trust company or other intermediary should contact the party holding their trust units to confirm that they will be exchanging their trust units for common shares.

Unitholders who hold their trust units in registered form (i.e., they have a physical unit certificate evidencing their ownership) should complete and return a letter of transmittal along with their unit certificates to Valiant Trust Company.  A copy of the letter of transmittal was mailed with the information circular and proxy statement for the special meeting of unitholders and can be obtained on Baytex’s website www.baytex.ab.ca.

In addition, as part of the Arrangement, the Trust was dissolved and Baytex assumed all of the existing obligations of the Trust, including the Trust's outstanding 9.15% Series A Debentures due August 26, 2016.

For further information regarding the corporate conversion, please refer to the Corporate Conversion – Frequently Asked Questions posted on our website at www.baytex.ab.ca.

The Trust's final cash distribution of $0.20 per trust unit in respect of December 2010 operations will be paid on January 17, 2011 to unitholders of record on December 31, 2010.  Baytex has adopted a monthly dividend policy with the initial dividend of $0.20 per common share to be declared in mid-January in respect of January 2011 operations.

It is expected that the common shares of Baytex will trade under the symbol "BTE" on both the Toronto Stock Exchange and the New York Stock Exchange.  Trading on the New York Stock Exchange will commence at the open of trading today at which time the trust units of the Trust will be de-listed from the New York Stock Exchange.  Trading on the Toronto Stock Exchange is expected to commence within three to five trading days at which time the trust units of the Trust will be de-listed from the Toronto Stock Exchange.

For further information, please contact:

Baytex Energy Corp.
Anthony Marino, President and Chief Executive Officer	Telephone: (587) 952-3100
Derek Aylesworth, Chief Financial Officer	Telephone: (587) 952-3120
Brian Ector, Director of Investor Relations	Telephone: (587) 952-3237

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca